Gil Borok Chief Financial Officer CB Richard Ellis, Inc.	11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025 310 405 8909 Tel 310 405 8950 Fax Gil.borok@cbre.com www.cbre.com

September 16, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Sonia Gupta Barros

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2009
Definitive Proxy on Schedule 14A filed April 19, 2010

Dear Ms. Barros:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) and the above referenced definitive proxy on Schedule 14A for the Company’s 2010 annual meeting of stockholders (the “Proxy Statement”) in a letter dated September 1, 2010. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Form 10-K for the year ended 12/31/09

Consolidated Statements of Operations, page 75

1.

We note that in response to comment six in our letter dated May 3, 2010 you have filed the schedules to your Second Amended and Restated Credit Agreement as Exhibit 10.1 to your Quarterly Report for the quarterly period ended June 30, 2010 and requested confidential treatment for information included in those schedules. We will respond to your request for confidential treatment by separate letter. Please note that we will not be in a position to clear our review of your annual report for the fiscal year ended December 31, 2009 until we have cleared comments, if any, on your confidential treatment request.

Company Response

Noted.

Definitive Proxy on Schedule 14A filed on April 19, 2010

Our 2009 Compensation Program, page 24

Elements of our compensation program, page 26

2.

We have considered your response to comment three in our prior letter dated July 1, 2010 and reissue that comment in part. Please briefly tell us why the committee determined that each executive achieved their strategic measures at the level you indicated in your response. For example, you indicate that Mr. White achieved a total of 96% of his strategic measures. Please briefly discuss why the committee concluded that he achieved 96%. Please confirm you will provide similar disclosure in future filings.

Company Response

The strategic measures component of our annual performance awards reflect general areas that the Compensation Committee has prioritized for our executive officers in the coming year. Unlike the financial performance measures, the strategic measures generally do not lend themselves well to objective measurement, but require subjective assessment. In evaluating the performance of executive officers with respect to their strategic measures, the Compensation Committee subjectively reviewed the extent to which each executive was successful on the various components, the relative importance of each component, and any special factors that could have affected performance. The Compensation Committee then made a subjective assessment in assigning a numerical score or percentage to these components, which was used to determine an overall percentage. With respect to the CEO, the Compensation Committee determined this percentage directly. With respect to other executive officers, the Compensation Committee reviewed the determination of those officers’ managers and then made the final decision as to the percentage assigned. Each of our executive officers named in the Proxy Statement received a score of either 96% or 97% for 2009 because the Compensation Committee determined that they had achieved substantially all of their strategic measures except for minor items of a non-material nature that should not detract from what was otherwise exceptional performance overall.

For 2010, the Committee has decided to modify the ratings scale it will use to assess performance relative to strategic measures and will assign a numerical score based on the following:

Rating	Performance Assessment	Payout
1	Far Below Expectations	0-50%
2	Partially Met Expectations	75%
3	Met Expectations	100%
4	Somewhat Exceeds Expectations	125%
5	Far Exceeds Expectations	150%

We believe that providing five ratings levels helps focus on more meaningful differences in performance. We confirm that we will provide similar disclosure in our 2011 proxy statement for the reported year.

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	the Staff’s comments or the Company’s changes to its disclosures in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	the Company will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ Gil Borok
Gil Borok
Chief Financial Officer